

April 22, 2015

Mr. Vincent L. Ammann, Jr.
Senior Vice President and Chief Financial Officer
WGL Holdings, Inc.
101 Constitution Ave., N.W.
Washington, D.C. 20080

      Re: WGL Holdings, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2014
              Response Dated April 20, 2015
              File No. 1-16163

Dear Mr. Ammann:

      We have reviewed your April 20, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2015 letter.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4. Short-Term Debt, page 92

1. We reviewed your response to comment 1. You state that the 65% limitation on the ratio of consolidated financial indebtedness to consolidated total capitalization imposed by the credit agreement and private placement notes' covenants do not restrict the ability of Washington Gas Light Company ("Washington Gas") to transfer funds to WGL Holdings, Inc. ("WGL") in the form of loans, advances or dividends. Please tell us whether Washington Gas would be in default of its credit agreement if it paid an amount of dividends to WGL resulting in the ratio of consolidated financial indebtedness to consolidated total capitalization to exceed 65%. If so, explain why the 65% limitation

does not result in a portion of Washington Gas' net assets being considered restricted pursuant to Rule 4-08(e)(3) of Regulation S-X.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: William R. Ford
        Vice President and Chief Accounting Officer